UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 19, 2018	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock code: 00670)

PROGRESS ANNOUNCEMENT

PROPOSED NON-PUBLIC ISSUANCE OF A SHARES AND NON-PUBLIC ISSUANCE OF H SHARES

UNDER A SPECIFIC MANDATE

Reference is made to the announcement (the “Announcement”) dated 10 July 2018 in relation to the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, the progress announcement dated 30 August 2018, the circular dated 13 August 2018, and the poll results announcement dated 30 August 2018 of China Eastern Airlines Corporation Limited (the “Company”). Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Announcement.

1.	REFINEMENT AND CLARIFICATION OF SUBSCRIBERS OF THE ISSUANCE PROPOSAL OF H SHARES

Upon consideration and approval of the Board at the 2018 17th ordinary meeting convened on 18 October 2018, pursuant to the authorisation of shareholders, A Shareholders and H Shareholders at the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting, the Board has refined and clarified the subscribers of the issuance proposal of the Non-public Issuance of H Shares (the “H Shares Issuance Proposal”) from “Juneyao Airlines and/or its designated controlled subsidiaries” to “Shanghai Juneyao Airlines Hong Kong Limited, a wholly-owned subsidiary of Juneyao Airlines” (“Juneyao Hong Kong”) (hereinabove as the “Refinement of H Shares Subscribers”).

Juneyao Hong Kong, established on 25 August 2014, is a wholly-owned subsidiary of Juneyao Airlines. Its principal operations are import and export trading, investment and consultation services. As of the date of publication of this announcement, the controlling shareholder of Juneyao Hong Kong is Juneyao Airlines and the de facto controller of Juneyao Hong Kong is Mr. Wang Junjin.

In addition, other content of the H Shares Issuance Proposal and the issuance proposal of the Non-public Issuance of A Shares have remained unchanged.

1

2.	SIGNING OF SUPPLEMENTAL AGREEMENT

On 18 October 2018, the Company signed a “Conditional supplemental agreement of the share subscription agreement of the Non-public Issuance of H Shares” (the “H Shares Supplemental Agreement”) with JuneYao Group and Juneyao Hong Kong to confirm the Refinement of H Shares Subscribers. Juneyao Airlines undertakes to fulfil joint responsibilities to the Company in respect of the performance of all obligations and liabilities of Juneyao Hong Kong under the H Shares Subscription Agreement and the H Shares Supplemental Agreement. The H Shares Supplemental Agreement is valid from the date of execution by the legal representative or authorized representative of each party with company seal, and becomes effective immediately after the H Shares Subscription Agreement is in effect.

Please note that, the Non-public Issuance of A Shares and the Non-public Issuance of H Shares shall also be subject to the approval by the CSRC, the Civil Aviation Administration of China (if required) and/or the East China Regional Administration of the Civil Aviation Administration of China. There is no assurance that the Non-public Issuance of A Shares and the Non-public Issuance of H Shares will proceed. Investors are advised to exercise caution when dealing in H Shares. The Company will make timely disclosure on any matters in relation to the further details of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 18 October 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

2